March 12, 2009

NO-ACT

IM Ref. No. 20081010161

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

E*Trade Capital Markets LLC
File No. 8-53174

We would not recommend enforcement action to the United States Securities and Exchange Commission ("Commission") under Section 206(4) of the Investment Advisers Act of 1940 ("Advisers Act") and Rule 206(4)-3 thereunder if any investment adviser that is required to be registered pursuant to Section 203 of the Advisers Act pays to E*Trade Capital Markets LLC ("ETCM")[1] or any of its associated persons, as defined in Section 202(a)(17) of the Advisers Act, a cash solicitation fee, directly or indirectly, for the solicitation of advisory clients in accordance with Rule 206(4)-3,[2] notwithstanding a Final Consent Judgment issued by the United States District Court for the Southern District of New York (the "Final Consent Judgment") that otherwise would preclude such an investment adviser from paying such a fee, directly or indirectly, to ETCM or certain related persons.[3]

Our position is based on the facts and representations in your letter dated March 12, 2009, particularly ETCM's representations that:

1. it will conduct any cash solicitation arrangement entered into with any investment adviser required to be registered under Section 203 of the Advisers Act in compliance with the terms of Rule 206(4)-3 except for the investment adviser's payment of cash solicitation fees, directly or indirectly, to ETCM, which is subject to the Final Consent Judgment;

2. the Final Consent Judgment does not bar or suspend ETCM or any person currently associated with ETCM from acting in any capacity under the federal securities laws;[4]

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[1] ETCM is registered with the Commission as a broker-dealer, and is primarily engaged in over-the-counter market making activities. ETCM is a wholly-owned subsidiary of E*Trade Financial Corporation, a global financial services company.

[2] Rule 206(4)-3 prohibits any investment adviser that is required to be registered under the Advisers Act from paying a cash fee, directly or indirectly, to any solicitor with respect to solicitation activities if, among other things, the solicitor is subject to an order, judgment or decree described in Section 203(e)(4) of the Advisers Act.

[3] *United States Securities and Exchange Commission v. E*Trade Capital Markets LLC*, Civil Action No. 09-1976 (S.D.N.Y.) (March 11, 2009).

[4] Section 9(a)(2) of the Investment Company Act of 1940 (the "Investment Company Act") provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any investment company registered under

3. it will comply with the terms of the Final Consent Judgment, including, but not limited to, the payment of disgorgement, pre-judgment interest, civil or administrative penalties and fines; and

4. for ten years from the date of the entry of the Final Consent Judgment, ETCM or any investment adviser with which it has a solicitation arrangement subject to Rule 206(4)-3 will disclose the Final Consent Judgment in a written document that is delivered to each person whom ETCM solicits (a) not less than 48 hours before the person enters into a written or oral investment advisory contract with the investment adviser or (b) at the time the person enters into such a contract, if the person has the right to terminate such contract without penalty within 5 business days after entering into the contract.

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the Investment Company Act or a principal underwriter for any registered open-end investment company or registered unit investment trust if, among other things, that person, by reason of any misconduct, is permanently or temporarily enjoined from acting, among other things, as an underwriter, broker, dealer or investment adviser, or from engaging in or continuing any conduct or practice in connection with any such activity, or in connection with the purchase or sale of any security. Section 9(a)(3) extends the prohibition to any company any affiliated person of which is disqualified pursuant to Section 9(a)(2).

The entry of the Final Consent Judgment, absent the issuance of an order by the Commission pursuant to Section 9(c) of the Investment Company Act that exempts ETCM from the provisions of Section 9(a) of the Investment Company Act, would effectively prohibit ETCM and its affiliated persons from, among other things, acting as an investment adviser to any registered investment company. You state that, pursuant to Section 9(c) of the Investment Company Act, ETCM and certain affiliated persons, on behalf of themselves and future affiliated persons, submitted an application to the Commission requesting (i) an order of temporary exemption from Section 9(a) of the Investment Company Act and (ii) a permanent order exempting ETCM, certain affiliated persons and future affiliated persons from the provisions of Section 9(a) of the Investment Company Act.

On March 12, 2009, the Commission issued an order granting ETCM, certain affiliated persons and future affiliated persons a temporary exemption from Section 9(a) of the Investment Company Act, pursuant to Section 9(c) of the Investment Company Act, with respect to the Final Judgment, until the date the Commission takes final action on the application for a permanent order. *In re E-*Trade Capital Markets LLC, et al.*, SEC Rel. No. IC- 28645 (Mar. 12, 2009). Therefore, ETCM, certain affiliated persons and future affiliated persons are not currently barred or suspended from acting in any capacity specified in Section 9(a) of the Investment Company Act as a result of the Final Judgment.

This position applies only to the Final Consent Judgment and not to any other basis for disqualification under Rule 206(4)-3 that may exist or arise with respect to ETCM or any of its associated persons.

Wendy Friedlander
Senior Counsel

WILLKIE FARR & GALLAGHER LLP

1875 K Street, NW
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

March 12, 2009

VIA COURIER

Douglas J. Scheidt, Esq.
Associate Director and Chief Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: E*TRADE Capital Markets LLC

Dear Mr. Scheidt:

We submit this letter on behalf of E*TRADE Capital Markets LLC (the "Settling Firm")[1] in connection with the settlement agreement (the "Settlement") with the Securities and Exchange Commission (the "Commission") arising out of an investigation by the Commission into certain trading conduct alleged to have occurred between 1999 and 2005 by the Settling Firm's now-defunct specialist business on the Chicago Stock Exchange. The Settling Firm seeks the assurance of the staff of the Division of Investment Management (the "Staff") that it would not recommend any enforcement action to the Commission under Section 206(4) of the Investment Advisers Act of 1940 (the "Advisers Act") or Rule 206(4)-3 thereunder (the "Rule"), if an investment adviser that is required to be registered under the Advisers Act pays the Settling Firm, or any of its associated persons as defined in Section 202(a)(17) of the Advisers Act, a cash payment for the solicitation of advisory clients, notwithstanding the existence of the Final Judgment (as defined below). While the Final Judgment does not operate to prohibit or suspend the Settling Firm or any of its associated persons from being associated with or acting as an investment adviser and does not relate to solicitation activities on behalf

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[1] The Settling Firm is a wholly owned subsidiary of E*TRADE Financial Corporation and is a registered broker-dealer under the Securities and Exchange Act of 1934 (the "Exchange Act") and a member of the Financial Industry Regulatory Authority. The Settling Firm is primarily engaged in over-the-counter market making activities.

of investment advisers, it may affect the ability of the Settling Firm and its associated persons to receive such payments.[2] The Staff in many other instances has granted no-action relief under the Rule in similar circumstances.

BACKGROUND

The Commission filed a complaint (the "Complaint") against the Settling Firm in the United States District Court for the Southern District of New York (the "District Court") in a civil action captioned United States Securities and Exchange Commission v. E*TRADE Capital Markets LLC. The complaint alleges that the Settling Firm improperly traded for the benefit of its own proprietary accounts to the disadvantage of it customers by (i) trading ahead of customer orders, (ii) interpositioning themselves between agency orders and (iii) trading ahead of unexecuted open and cancelled orders. The Complaint alleges that the Settling Firm violated Chicago Stock Exchange ("CHX") Article 9, Rule 17 and CHX Article XXX, Rule 2 and federal securities laws under Section 17(a)(1) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 17a-3 thereunder, by executing proprietary orders in a given security prior to a customer order in the same security during the period between 1999 and 2005. The Settling Firm executed a consent (the "Consent") in which it neither admits nor denies the allegations in the Complaint, but consents to the entry of a final judgment against it by the District Court (the "Final Judgment"). The Final Judgment, among other things, permanently enjoins the Settling Firm, directly or through its officers, directors, agents and employees, from violating, directly or indirectly, Section 17(a)(1) of the Exchange Act and Rule 17a-3 thereunder. In addition, the Final Judgment orders the Settling Firm to make payments aggregating $33,960,000 ($5,660,000 civil penalty and $28,300,000 of disgorgement) in settlement of the matters addressed in the Final Judgment.

EFFECT OF RULE 206(4)-3

The Rule prohibits an investment adviser that is required to be registered under the Advisers Act from paying a cash fee to any solicitor that has been temporarily or permanently enjoined by an order,

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2 E*TRADE Asset Management, Inc. ("E*TRADE Asset Management") and Kobren Insight Management, Inc. ("Kobren") (collectively, the "Adviser Entities"), each an indirect subsidiary of the Settling Firm, pursuant to Section 9(c) of the Investment Company Act of 1940 (the "Investment Company Act"), have separately filed an application requesting (i) a temporary order exempting the Adviser Entities and certain covered persons from the provisions of Section 9(a) of the Investment Company Act pending the determination of the Commission on an application for permanent exemption, and (ii) a permanent order exempting the Adviser Entities and certain covered persons from the provisions of Section 9(a) of the Investment Company Act.

Section 9(a) of the Investment Company Act provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any investment company registered under the Investment Company Act or a principal underwriter for any registered open-end investment company or registered unit investment trust if, among other things, that person, by reason of any misconduct, is permanently or temporarily enjoined from acting, among other things, as an underwriter, broker, dealer or investment adviser, or from engaging in or continuing any conduct or practice in connection with any such activity, or in connection with the purchase or sale of any security.

judgment or decree of a court of competent jurisdiction from engaging in, or continuing any conduct or practice in connection with, the purchase or sale of any security. Entry of the Final Judgment could cause the Settling Firm to be disqualified under the Rule, and accordingly, absent no-action relief, the Settling Firm may be unable to receive cash payments for the solicitation of advisory clients.

DISCUSSION

In the release adopting the Rule, the Commission stated that it "would entertain, and be prepared to grant in appropriate circumstances, requests for permission to engage as a solicitor a person subject to a statutory bar."[3] We respectfully submit that the circumstances present in this case are precisely the sort that warrant a grant of no-action relief.

The Rule's proposing and adopting releases explain the Commission's purpose in including the disqualification provisions in the Rule. The purpose was to prevent an investment adviser from hiring as a solicitor a person whom the adviser was not permitted to hire as an employee, thus doing indirectly what the adviser could not do directly. In the proposing release, the Commission stated that:

> [b]ecause it would be inappropriate for an investment adviser to be permitted to employ indirectly, as a solicitor, someone whom it might not be able to hire as an employee, the Rule prohibits payment of a referral fee to someone who ... has engaged in any of the conduct set forth in Section 203(e) of the [Advisers] Act ... and therefore could be the subject of a Commission order barring or suspending the right of such person to be associated with an investment adviser.[4]

The Final Judgment does not bar, suspend, or limit the Settling Firm or any person currently associated with the Settling Firm from acting in any capacity under the federal securities laws (except as provided in Section 9(a) of the Investment Company Act).[5] The Settling Firm has not been sanctioned for conduct in connection with the solicitation of advisory clients for investment advisers, including the Adviser Entities.[6] Accordingly, consistent with the Commission's reasoning, there does not appear to be any reason to prohibit the Adviser Entities or any investment adviser from paying the Settling Firm

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3 *See* Requirements Governing Payments of Cash Referral Fees by Investment Advisers, Inv. Adv. Act Rel. No. 688 (July 12, 1979), 17 S.E.C. Docket (CCH) 1293, 1295, at note 10.

4 *See* Requirements Governing Payments of Cash Referral Fees by Investment Advisers, Inv. Adv. Act Rel. No. 615 (Feb. 2, 1978), 14 S.E.C. Docket (CCH) 89, 91.

5 *See* footnote 2.

6 The Settling Firm additionally notes that it has not violated, or aided and abetted another person in violation of, the Rule, nor have individuals who may perform solicitation activities on behalf of the Settling Firm or its associated persons been personally disqualified under the Rule.

or its associated persons for engaging in solicitation activities under the Rule.

The Staff previously has granted numerous requests for no-action relief from the disqualification provisions of the Rule to individuals and entities found by the Commission to have violated a wide range of federal securities laws and rules thereunder or permanently enjoined by courts of competent jurisdiction from engaging in or continuing any conduct or practice in connection with the purchase or sale of any security.[7]

REPRESENTATIONS

In connection with this request, the Settling Firm represents:

(1) it will conduct any cash solicitation arrangement entered into with any investment adviser required to be registered under Section 203 of the Advisers Act in compliance with the terms of Rule 206(4)-3 except for the investment adviser's payment of cash solicitation fees, directly or indirectly, to the Settling Firm, which is subject to the Final Judgment;

(2) the Final Judgment does not bar or suspend the Settling Firm or any person currently associated with the Settling Firm from acting in any capacity under the federal securities laws;

(3) it will comply with the terms of the Final Judgment, including, but not limited to, the payment of disgorgement, pre-judgment interest, civil or administrative penalties and fines; and

(4) for ten years from the date of the entry of the Final Judgment, the Settling Firm or any investment adviser with which it has a solicitation arrangement subject to Rule 206(4)-3 will disclose the Final Judgment in a written document that is delivered to each person whom the Settling Firm solicits (a) not less than 48 hours before the person enters into a written or oral investment advisory contract with the investment adviser or (b) at the time the person enters into such a contract, if the person has the right to terminate such contract without penalty within 5 business days after entering into the contract.

CONCLUSION

We respectfully request the Staff to advise us that it will not recommend enforcement action to the Commission if the Adviser Entities or any investment adviser that is required to be registered with the Commission pays the Settling Firm, or any of its associated persons, a cash payment for the solicitation of advisory clients, notwithstanding the Final Judgment.

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7 Citigroup Global Markets, Inc., SEC No-Action Letter (pub. avail. December 23, 2008); UBS Securities LLC/UBS Financial Services Inc., SEC No-Action Letter (pub. avail. December 23, 2008); Prudential Financial, Inc., SEC No-Action Letter (pub. avail. September 5, 2008).

Please do not hesitate to call me at (202) 303-1205 regarding this request.

Very truly yours,

Gregory S. Bruch

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